As filed with the Securities and Exchange Commission on March 4, 2010

File No. 13753

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
APPLICATION FOR AN ORDER PURSUANT TO
SECTION 3(b)(2) OF THE
INVESTMENT COMPANY ACT OF 1940

SEACO LTD.

Communications, Notice and Order to:

Jonathan Adams

Chief Executive Officer
22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX
Bermuda

Copies of Communications, Notice and Order to:

Scott A. Moehrke, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654
(312) 862-2000

Dated as of March 4, 2010

This Application (including exhibits) consists of 43 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEACO LTD.	)
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22 VICTORIA STREET	)
P.O. BOX HM 1179)
HAMILTON HM EX	)
BERMUDA	)
)
File No. 13753)

AMENDMENT NO. 1
TO
APPLICATION FOR AN ORDER PURSUANT TO
SECTION 3(b)(2) OF THE
INVESTMENT COMPANY ACT OF 1940

I.                                         INTRODUCTION

SeaCo Ltd. (“SeaCo” or “Applicant”) requests an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940, as amended (the “Act”), declaring that Applicant is “primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities” and, therefore, is not an “investment company” within the meaning of the Act.  The order requested will permit Applicant, acting in the manner described in this Application, to continue to be primarily engaged in the shipping container leasing business directly or through its subsidiaries, including a controlled company, as described below, without being subject to the provisions of the Act.  Applicant is not an “investment company” within the meaning of the Act, for reasons discussed in part IV below.

Terms used in this Application that are defined in Section 2 of the Act, or in the rules promulgated thereunder, have the meanings assigned to them in such section or rules.  References below to any specified percentage ownership of shares or other interest in an entity mean ownership of the specified percentage of the entity’s outstanding voting securities.

Applicant, a Bermuda company, was formed on August 22, 2008 to own and operate a shipping container leasing business throughout the world.  Since it commenced business on February 11, 2009 (as described below), it has continuously been engaged in that business.  Applicant owns a fleet of shipping containers (and, to a lesser degree, land containers and chassis) and also conducts business through a controlled company, GE SeaCo SRL (“GE SeaCo”), in a joint venture with General Electric Capital Corporation (“GECC”).  GE SeaCo is an operating company engaged in the business of leasing marine containers to ocean carriers and shippers and leasing certain land containers.

II.                                     STRUCTURE AND CONTROL OF APPLICANT’S BUSINESS

On October 15, 2006, Sea Containers Limited (“SCL”), Sea Containers Caribbean Inc. (“SCC”), and Sea Containers Services Ltd. (“SCSL”, together with SCL and SCC, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code.  On October 17, 2006, the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered an order directing the joint administration and procedural consolidation of these chapter 11 cases.

SCL was the ultimate parent of a group of affiliated companies that included the other Debtors, as well as more than 100 non-debtor, wholly-owned foreign and U.S. subsidiaries (collectively, the “Company”).  Originally, the Company operated as a marine container company, leasing container ships and cargo containers to ocean carriers and shippers worldwide.  Beginning in the late 1970s, the Company diversified its operations and engaged in a wide variety of other businesses.  As part of its restructuring efforts, the Company disposed of substantially all of these other businesses.  SCL is not and was not a “special situation” investment company (i.e., a company which takes a controlling position in other issuers primarily for the purpose of making a profit in the sale of the controlled company’s securities).

The Formation of GE SeaCo and the Various Container Fleets

In 1998, SCL and GECC (through its subsidiaries, GE Capital Container SRL (“GE Capital Container”) and Genstar)(1) formed GE SeaCo as a joint venture, organized under Barbados law, to engage in the business of leasing marine and land containers.  Currently, GE SeaCo is one of the four largest container lessors in the world with a fleet of owned and managed containers of approximately 930,000 twenty-foot equivalent units.

The terms formally establishing GE SeaCo were set forth in an Omnibus Agreement, dated March 19, 1998, signed by SCL, GE SeaCo, Genstar, and GE Capital Container (the “Omnibus Agreement”).  The Omnibus Agreement provided for GE SeaCo to manage the parties’ combined container fleets.

As contemplated by the Omnibus Agreement, the parties subsequently entered into several additional agreements that further defined and implemented the joint venture, including a Members’ Agreement between SCL and GE Capital Container (the “Members’ Agreement”) and a Services Agreement between SCSL, GE SeaCo and GE

(1) The GECC containers operated and managed by GE SeaCo are owned by Genstar, while GECC’s interest in GE SeaCo is held by GE Capital Container and GE Capital Container Two SRL.  Reference herein to GECC shall include GECC, GE Capital Container, GE Capital Container Two SRL, and/or Genstar as the context requires.

SeaCo Services Ltd.  Among other things, the Members’ Agreement contained detailed provisions regarding the transfer of quotas (i.e., equity securities in the company) by the joint venture partners, selection and composition of the GE SeaCo board of managers (the “GE SeaCo Board”), and arbitration of certain disputes among the parties.

Pursuant to the various arrangements between the parties, SCL, through its non-debtor, wholly-owned subsidiary Quota Holdings 2, Ltd. (“Quota”), owned 50% of the outstanding voting securities of GE SeaCo (the Class A Quotas of GE SeaCo) which have been transferred to Applicant.(2) Until the spring of 2006, this ownership interest provided SCL with the right to appoint four out of the eight members of the GE SeaCo Board.  GECC, which owned the remaining 50% of GE SeaCo’s outstanding voting securities, also had the ability to appoint four members of the eight-member GE SeaCo Board.  SCL also owned 30% of the Class B Quotas and certain Class E Quotas, non-voting securities of GE SeaCo, which have also been transferred to Applicant.(3)

The 2005-2006 Arbitration

Starting on March 29, 2005, GECC, acting on behalf of GE SeaCo, sent notices of default to SCL alleging defaults under various of the joint venture agreements and arrangements.  On April 13, 2006, due to GE SeaCo’s historic failure to pay all rent due

(2) Prior to October 2006 the Class A Quotas of GE SeaCo were directly owned by SCL.

(3) In total, GE SeaCo originally issued five classes of quotas, which are securities issued by GE SeaCo representing shares of ownership in GE SeaCo, as follows: 6,000 Class A Quotas, 6,000 Class B Quotas, 1 Class C Quota, 200,002 Class D Quotas and 200,002 Class E Quotas.  The Class D Quotas were redeemed in May 1999 and therefore no Class D Quotas remain outstanding.  GECC held the only Class C Quota, and SCL held a majority (100,002) of the Class E Quotas.  As the holder of the Class C Quota, GECC was permitted to elect an additional manager to the GE SeaCo Board upon the occurrence of certain events.  As further discussed herein, GECC exercised its right as the Class C Quotaholder to appoint an additional Board manager in April 2006, due, in part, to GE SeaCo’s failure to pay the full contractual rent under the leasing arrangements.  As the majority holder of the Class E Quotas, SCL also had the right to appoint an additional manager to the GE SeaCo Board upon the bankruptcy or insolvency of GECC and Applicant retained that right.

under certain agreements, GECC exercised its right to expand the GE SeaCo Board to nine managers and appoint an additional GECC representative to fill the additional seat.(4)  Following arbitration in 2005 and 2006, GE SeaCo has been operated as a stand-alone company, with GECC-designated members comprising the majority of the GE SeaCo Board, but with SCL holding four of nine GE SeaCo Board seats.

Changes to the Joint Venture Agreement in Connection with Chapter 11 Claims Arbitrations

The joint venture partners were involved in an arbitration in connection with the chapter 11 case.  Following this arbitration, in 2008, SCL, for itself and its subsidiaries, and GECC, for itself and its subsidiaries, entered into the “Framework Agreement.”(5)  The Framework Agreement set out changes to the GE SeaCo governing agreements that streamlined and updated GE SeaCo’s governance and operations.  These changes included certain information and reporting obligations that provide the Debtors and their creditors with better visibility into GE SeaCo’s operating and financial performance and fostered the liquidity of post-reorganization securities, and retention by GECC of its right to appoint a ninth manager to the GE SeaCo Board.

Consistent with the agreement reached among the parties in the Framework Agreement, Applicant was formed as a wholly-owned subsidiary of SCL in Bermuda.  In connection with the consummation of SCL’s plan of reorganization, SCL transferred its

(4) GECC permanently retains this right to appoint a fifth manager subject to limited exceptions set forth in the Amended and Restated Members’ Agreement dated as of February 10, 2009 by and among Sea Containers Ltd., Quota Holdings Ltd., SeaCo Ltd., SeaCo Finance Ltd., Quota Holdings 2 Ltd., GE Capital Container SRL, and GE Capital Container Two SRL (the “Amended and Restated Members’ Agreement”).

(5) The Framework Agreement was executed on May 1, 2008 and approved by the Bankruptcy Court on June 4, 2008.

container assets to Applicant.  Those container assets consisted of (i) SCL’s interest in GE SeaCo, (ii) one or more wholly-owned subsidiary or special purpose entities holding the owned containers, (iii) SCL’s interest in GE SeaCo America LLC (“GE SeaCo America”)(6) (held through Sea Containers America, Inc., SCL’s wholly-owned subsidiary), and (iv) related intellectual property and causes of action.

In August 2008, a Master Transaction Agreement was entered into by and among GE SeaCo, GE SeaCo America, SCL, SCSL, Quota Holdings Ltd., Sea Containers SPC Ltd. (“SC SPC”), Sea Containers America, Inc. (“SC America”), GECC, Genstar Container Corporation, GE Capital Container, and GE Capital Container Two SRL.  The Master Transaction Agreement set out a blueprint for the consummation of the transactions contemplated thereunder (the “Closing”), and appended to it were the forms of other settlement documents to be signed at the Closing.  Among these agreements was a form of Amended and Restated Members’ Agreement.  The Master Transaction Agreement was subsequently amended on November 21, 2008, and on November 24, 2008, the Bankruptcy Court confirmed the chapter 11 plan of reorganization for SCL and its affiliated debtors.  The Bankruptcy Court also approved a number of agreements, including the form of Amended and Restated Members’ Agreement.

Emergence from Chapter 11 Proceedings; Post-Emergence Structure and Business

Applicant emerged from chapter 11 proceedings on February 11, 2009.  In connection with Applicant’s emergence from chapter 11 proceedings, Amendment No. 2

(6) SCL’s interest in GE SeaCo America was transferred to Applicant.

to the Master Transaction Agreement was executed, as was the Amended and Restated Members’ Agreement(7). The Amended and Restated Members’ Agreement supersedes the Members’ Agreement.  It provides for GECC’s continuing right to a fifth manager on the GE SeaCo Board and gives Applicant additional rights to receive information regarding GE SeaCo.  In addition, the Amended and Restated Members’ Agreement contains new supermajority voting provisions requiring the vote of seven of the nine members of the GE SeaCo Board (i.e., at least two of the members appointed by Applicant are required to vote in favor of certain actions).  Actions that require the vote of seven members of the GE SeaCo Board include the selection of auditors, the seconding of employees to GE SeaCo from GECC and its affiliates, the conversion of GE SeaCo to a new corporate form, the issuance of additional capital stock of GE SeaCo, and the application of contractually specified drag along rights to quota transfers.

As of Applicant’s emergence from chapter 11 proceedings, Applicant had the following wholly-owned subsidiaries(8): SeaCo Finance Ltd., a Bermuda limited company (“SC Finance”); SC America, a Delaware corporation; Quota, a Bermuda limited company; SC SPC, a Bermuda limited company; and SeaCo Services Limited, a UK limited company (“Services”) (such subsidiaries collectively referred to as “Wholly-

(7) The Master Transaction Agreement is one of the definitive documents implementing the Framework Agreement.  It sets forth in detail the rights of the parties and was entered into on August 14, 2008.  It was subsequently amended on November 21, 2008 and February 10, 2009.

(8) Section 2(a)(43) of the Act defines a wholly-owned subsidiary of a person as “a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.”

Owned Subsidiaries”).  SC Finance is Applicant’s direct wholly-owned subsidiary through which it finances the activities of Applicant’s other subsidiaries and collects revenues received from Applicant’s other subsidiaries.  Through SC Finance, Applicant wholly owns each of SC America, Quota, SC SPC, and Services.(9)

SC America owns a 50% membership interest in GE SeaCo America, a Delaware limited liability company, which employs a limited U.S. staff who handle operations, leasing and end-of-useful-life disposal of certain U.S. based container assets.  Applicant holds 40% of the voting securities of GE SeaCo America while GECC holds the remaining 60% of the voting securities.  GE SeaCo America is a controlled entity of Applicant incorporated in the United States, but Applicant only operates less than 3% of its shipping container business through GE SeaCo America.  Quota is the entity through which Applicant holds its 50% economic ownership in GE SeaCo, the business and management of which is discussed in detail herein.  SC SPC owns a substantial number of shipping containers that it leases to ocean carriers; SC SPC either leases the containers directly to GE SeaCo or to other third parties via arrangements made by GE SeaCo.  Services provides various administrative services to other entities within the SeaCo group.  With the possible exception of SC Finance, Quota, and SC America, SeaCo’s subsidiaries do not rely on Section 3(c)(1) or Section 3(c)(7) for an exemption from

(9) Applicant indirectly owns all economic interests and all of the outstanding voting securities in Quota, SC SPC, SC America, and Services.  However, per the requirements of the exit financing in connection with the chapter 11 proceedings, each of Quota and SC SPC have a “special share” owned by AMACAR Investments LLC (“AMACAR”), an unrelated company that provides an independent director service to entities emerging from bankruptcy.  The special share will allow AMACAR to appoint an independent director to each of these subsidiaries; such independent director must vote in favor of any action to file for bankruptcy, insolvency, or similar proceeding.   Without this vote, the companies may not so file.  This independent director is required to consider the best interests of the secured lender of the exit financing in discharging his or her fiduciary duties.

registration under the Act.(10)  Any of SeaCo’s direct or indirect subsidiaries that now or in the future rely on either Section 3(c)(1) or Section 3(c)(7) of the Act will be wholly-owned within the meaning of Section 2(a)(43) of the Act.  Any reliance on either Section 3(c)(1) or Section 3(c)(7) of the Act by such SeaCo subsidiary will solely be in connection with SeaCo’s shipping container business as described in this application, and not in connection with any investment activity unrelated to the shipping container business.

SCL will remain in existence until such time as it is able to complete the sale of its remaining assets, take the actions necessary to extract the cash proceeds from its non-debtor subsidiaries and distribute those proceeds in repayment of the loan from Applicant and for the benefit of creditors under the plan of reorganization.(11)  After this occurs, SCL will be wound up under Bermuda law.

Applicant’s Interest in GE SeaCo

Applicant is not a passive investor in GE SeaCo.  Just as SCL historically operated its shipping container leasing business through GE SeaCo, so too does Applicant.  Applicant’s primary business is the owning, management, and leasing of shipping containers to ocean carriers throughout the world.  Consistent with its activities

(10) SC Finance and Quota may rely on Section 3(c)(1) of the Act because they are the entities through which SeaCo holds its interest in GE SeaCo, which interest (as discussed herein) may be deemed investment securities within the meaning of Section 3(a)(2) of the Act.  SC America may also rely on Section 3(c)(1) of the Act because it is the entity through which SeaCo owns a 50% economic interest in GE SeaCo America.  Because SC America does not hold any of the voting securities of GE SeaCo America, GE SeaCo America will not meet the definition of a majority-owned subsidiary under Section 2(a)(24) of the Act.  For this reason, the interest in GE SeaCo America held by SC America may be considered investment securities, and it may be the case that this interest constitutes more than 40% of SC America’s assets.

(11) In connection with the exit from bankruptcy and the repayment of the debtor in possession loans, Applicant provided bridge financing to SCL (to be repaid with the cash that SCL extracts from its subsidiaries) to enable SCL to borrow funds from a third party lender for such purpose.

prior to the formation of Applicant, GE SeaCo manages and leases containers owned by Applicant’s wholly-owned subsidiaries, SC SPC and SC America, although Applicant has significant contractual rights over how these containers are managed and leased.  GE SeaCo also manages and leases containers owned by GECC-related entities.  In addition to its responsibility for leasing and re-leasing the equipment to ocean carriers, GE SeaCo disposes of the containers at the end of their useful economic life, under Applicant’s direction.

As further explained below, because of its approximately 50% ownership of GE SeaCo’s outstanding voting securities and the rights Applicant enjoys under the GE SeaCo governing documents, including the Amended and Restated Members’ Agreement, and the Master Transaction Agreement (as amended), Applicant “controls” GE SeaCo as that term is defined in Section 2(a)(9) of the Act.  Applicant is not seeking a Commission order that it in fact controls GE SeaCo.  Instead, the following discussion of Applicant’s control position in and active participation in the management and affairs of GE SeaCo is included to support Applicant’s contention that Applicant is primarily engaged in a business directly and through GE SeaCo (and other controlled subsidiaries) other than that of investing, reinvesting, owning, holding or trading in securities.

Applicant is incorporated and maintains its registered office in Bermuda.  The majority of Applicant’s board of directors (“Applicant’s Board”) and officers are persons who are either (1) experienced in the shipping container business throughout the world and/or (2) experienced in managing turnarounds in the operations of businesses emerging from bankruptcy.  Applicant’s Board meets regularly at international locations convenient for its business.  It determines such matters normal for a holding company board, such as planning, strategy development, and the determination of its activities conducted through GE SeaCo.  Administrative services that support Applicant’s Board are located in the United Kingdom through directly employed and outsourced personnel.

Applicant regards itself, and holds itself out, as being primarily engaged in the shipping container leasing business, and virtually all of its activities, as conducted directly, or indirectly through subsidiaries, are devoted to that business.

Applicant is directly engaged in the operation of its own containers and, as a holding company is also engaged in the shipping container leasing business through its wholly-owned subsidiaries as well as its controlled company, GE SeaCo.  Applicant’s owned fleet consists of approximately 55,570 containers (totaling 78,130 twenty foot equivalent units) (the “Owned Containers”).  The Owned Containers are managed on Applicant’s behalf by GE SeaCo.  As owner of the Owned Containers, Applicant has significant contractual rights over how those containers are managed and leased.

Applicant actively participates in the management of GE SeaCo.  While Applicant may be deemed not to own a majority voting interest in GE SeaCo or to primarily control GE SeaCo (due to the 5 to 4 composition of the GE SeaCo Board), Applicant exercises significant control over the management of GE SeaCo, enabling Applicant to conduct its shipping container business through GE SeaCo.  In practice, Applicant works in partnership with GECC on the strategic direction, competitiveness, and management of GE SeaCo’s affairs, including recruiting and incentivizing GE SeaCo management.  Applicant makes decisions with GE SeaCo as to whether the Owned Containers should be repaired, positioned, re-leased, or sold on the open market.  Working in partnership with GECC, Applicant (i) provides strategic direction to GE SeaCo management, (ii)

provides policies to retain, recruit and incentivize GE SeaCo management, (iii) makes container asset purchase decisions, (iv) reviews and sets marketing and credit review policies, (v) oversees information technology development and corporate restructuring, and (vi) reviews internal control systems and reviews and approves the financial statements.  Applicant has also maintained strong shareholder rights and representation on the GE SeaCo Board.  Among other things, these rights include the following:

•                                          Applicant appoints four of the nine managers on the GE SeaCo Board;

•                                          At least one of the managers appointed to the GE SeaCo Board by Applicant is appointed to the GE SeaCo audit committee;

•                                          As a member of GE SeaCo, Applicant will participate in the review and approval of the annual operating budget for GE SeaCo;

•                                          The following actions require consent of seven of the nine managers on the GE SeaCo Board, thus giving Applicant blocking rights on these actions:

•                                          reincorporation to move the tax residency of GE SeaCo;

•                                          selection of auditors;

•                                          sale of domestic businesses in Brazil, the United Kingdom and Germany;

•                                          seconding of employees from GECC and its affiliates;

•                                          issuance of additional capital stock of GE SeaCo(12); and

•                                          application of contractually specified drag along rights to quota transfers;

•                                          Applicant is permitted to add an additional manager to the GE SeaCo Board upon the bankruptcy or insolvency of GECC(13);

•                                          We are advised that under Barbados law, a super-majority of quotaholders must approve a resolution in order for it to carry, thus giving Applicant blocking rights on the following matters:

•                                          proposed sale, lease or exchange of all, or substantially all, the property of GE SeaCo other than in the ordinary course of business(14);

(12) In addition, the consent of the Class A Quotaholders, including Applicant, is required where the issuance of capital stock will impact the size and/or composition of the Board.

(13) This right to appoint a tenth manager to the GE SeaCo board is in connection with the rights of the Class E quotas.  This right is currently unexercised and cannot currently be exercised by Applicant.

(14) Requires a two-thirds vote of the quotaholders.  Applicant holds approximately 50% of the quotas in GE SeaCo.

•                                          a proposal to amend the articles of organization to increase or decrease the authorized quotas for a class, or to exchange, reclassify or cancel all or part of the quotas of a class or to add, change, or reduce the rights, privileges, restrictions or conditions of quotas of a class, to change the name of the entity, to add, change or remove any restriction upon the business that the entity may carry on, and increasing or decreasing the number of managers or the maximum or minimum number of managers(15);

•                                          a proposed merger; and

•                                          a transfer of quotas(16);

•                                          Applicant has substantial information rights which allow it to be aware of and involved in the operations of GE SeaCo, including receipt of the following:

•                                          audited financial statements within 120 days after the end of each fiscal year;

•                                          estimated management account statements no more than five business days after the end of each quarter;

•                                          unaudited quarterly management account statements within 60 days after the end of each fiscal quarter;

•                                          management projections for each fiscal year on or prior to January 31 of each year;

•                                          annual operating plan for the following fiscal year on or prior to October 31 of each fiscal year;

•                                          subject to limited exceptions, copies of all information provided to the GE SeaCo Board;

•                                          copies of management letters provided to GE SeaCo by its auditors; and

•                                          other information that Applicant may reasonably request in its capacity as a quotaholder; and

•                                          Applicant is entitled to perform its own audit on information received from GE SeaCo in order to prepare its own financial statements and reports.

(15) Requires a two-thirds vote of the quotaholders.  Applicant holds approximately 50% of the quotas in GE SeaCo.

(16) A vote is not required in this instance; however, the transferee does not become a member of GE SeaCo and is unable to participate in the management of its business unless all the other members unanimously consent in writing to the transfer, thus giving Applicant the ability to block a transfer by GECC of the voting and governance rights associated with its quotas.

Applicant has obtained the foregoing rights to ensure its ability to be actively involved in the operations of GE SeaCo.  The organizational documents of GE SeaCo, including the Amended and Restated Members’ Agreement, the Master Transaction Agreement (as amended), and the laws of Barbados set forth the rights of Applicant with respect to GE SeaCo.

III.                                 APPLICANT’S REQUEST FOR RELIEF

A.                                    Present Status of Applicant Under the Act

As more fully described above, Applicant acquired its businesses from SCL, a Bermuda company, through a chapter 11 bankruptcy proceeding.(17)  As a result of such proceeding and certain agreements reached by the parties in connection with the proceeding, Applicant may technically meet the definition of ‘investment company’ under Section 3(a)(1)(C) of the Act and may not be able to take advantage of the safe harbor provided in Rule 3a-1 under the Act.  Because GE SeaCo may not meet the definition of a majority-owned subsidiary in Section 2(a)(24) of the Act, its securities would meet the definition of investment securities in Section 3(a)(2) of the Act.  Since GE SeaCo is the main asset of the intermediate holding companies, this would ultimately cause Applicant to fail the 40% asset test of Section 3(a)(1)(C) of the Act.  Furthermore, because GE SeaCo may not be controlled primarily by Applicant, Applicant may not be able to rely on Rule 3a-1 under the Act.  As a result, Applicant may technically meet the definition of “investment company” under Section 3(a)(1)(C) of the Act and may not be able to take advantage of the safe harbor provided in Rule 3a-1 under the Act.

(17) United States Bankruptcy Court for the District of Delaware, Case No. 06-11156 (KJC).

Furthermore, Applicant will not be able to rely on the exemptions provided by either Section 3(c)(1) or Section 3(c)(7) under the Act.  In connection with Applicant’s emergence from chapter 11 bankruptcy proceedings, it was not practical or acceptable to creditors to restrict the beneficial ownership of Applicant’s securities to 100 or fewer persons for purposes of reliance upon Section 3(c)(1) or to “qualified purchasers” within the meaning of the Act for purposes of reliance on Section 3(c)(7).

Due to the potential status of Applicant as an “investment company” under the Act and the unavailability of the Act’s alternative exemptions, Applicant’s Board adopted an appropriate resolution pursuant to Rule 3a-2 under the Act on February 10, 2009, and Applicant intends to rely on that Rule, to the extent necessary, until the order requested in this Application is granted by the Commission.  Rule 3a-2 provides a temporary exemption from the Act for companies with “a bona fide intent to be primarily engaged . . .. within a year in a business other than that of investing, reinvesting, owning, holding or trading in securities.”  Thus a “transient” investment company relying on Rule 3a-2 will not come within the definition of an investment company in Section 3(a)(1)(A)(18) or Section 3(a)(1)(C) of the Act.  Accordingly, during this “transient period” Applicant will not come within Section 3(a)(1)(C) or Section 3(a)(1)(A), and it will not be considered an “investment company” within the meaning of the Act.

(18) Section 3(a)(1)(A) of the Act defines “investment company” to include any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.  Section 3(a)(1)(B) of the Act defines “investment company” to include any issuer which is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding.  Applicant is not an “investment company” as defined in either Section 3(a)(1)(A) or Section 3(a)(1)(B) of the Act.

B.                                    Reasons for Filing this Application

If Applicant were to become subject to regulation under the Act, Applicant would be severely hindered in its ability to conduct its shipping container leasing business through GE SeaCo, a controlled company, and otherwise, because, for example, of the restrictions of Section 17 of the Act on transactions between affiliated persons and the limitations in Section 18 pertaining to capital structure.  Also, without the requested order, it will be extremely difficult for Applicant to obtain financing necessary to pursue strategic objectives because of regulatory restrictions under the Act, which Applicant submits were not intended to be imposed on companies in a position like that of Applicant.

Without the relief requested hereby, Applicant would have to substantially restructure its business so as to otherwise except itself from the Act’s coverage, which would pose great jeopardy to the purpose and objectives of the chapter 11 plan of reorganization (as more fully described above).  Applicant doubts that any such alternatives are feasible.  Moreover, any such alternatives would significantly alter and damage the business and prospects of Applicant and GE SeaCo, without furthering any public policy or purpose that the Act was intended to promote.

Section 3(a)(1)(C) of the Act defines “investment company” as any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  Section 3(a)(2) of the Act defines investment securities as all securities except (A) government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries(19) of the owner which (a) are not investment companies, and (b) are not relying on the exclusions from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the Act (“Investment Securities”).  As of June 30, 2009, Applicant’s total assets on an unconsolidated basis (exclusive of cash items and Government securities) were $188,769,000.  As of June 30, 2009, Applicant’s Investment Securities, on an unconsolidated basis, totaled $188,769,000, and represented 100% of its total assets(20) as stated in the foregoing sentence.(21)  Because more than 40% of SeaCo’s total unconsolidated assets may consist of Investment Securities, SeaCo may be deemed an investment company within the meaning of Section 3(a)(1)(C) of the Act.

Rule 3a-1 under the Act provides an exemption from the definition of investment company if, on a consolidated basis with wholly-owned subsidiaries, no more than 45% of an issuer’s total assets (exclusive of Government securities and cash items) consist of, and no more than 45% of its net income after taxes over the last four fiscal quarters combined is derived from, securities other than:  Government securities, securities issued

(19) Section 2(a)(24) of the Act defines a majority-owned subsidiary of a person as “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.”

(20) Applicant’s only asset on an unconsolidated basis is its investment in its direct, wholly-owned subsidiary, SC Finance.  As described in footnote 9 above, SC Finance may rely on Section 3(c)(1) because it indirectly holds the interest in GE SeaCo that may be deemed Investment Securities as discussed in this Application.  Therefore, Applicant’s assets on an unconsolidated basis could be deemed to consist entirely of Investment Securities.

(21) The “value” of the assets of a registered investment company for purposes of Section 3 of the Act is defined in Section 2(a)(41) of the Act.  Section 2(a)(41) of the Act defines “value” to mean (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost of the securities and other assets. No market quotations are available for GE SeaCo. The values ascribed to these entities in this application have been determined, in good faith, by Applicant’s board of directors, in the manner prescribed by Section 2(a)(41) pursuant to a methodology adopted by the board for determining fair value, and represent the “fair value” of Applicant’s interests in GE SeaCo, within the meaning of Section 2(a)(41). Applicant represents that the valuation methodology used for this purpose is appropriate in view of the purposes and policies of Section 2(a)(41), although Applicant reserves the right to use other methods of determining fair value for purposes unrelated to the Act.

by employees’ securities companies, and securities of certain majority-owned subsidiaries and companies controlled primarily by the issuer.  Section 2(a)(9) of the Act defines control as “the power to exercise a controlling influence over management or policies of a company, unless such power is solely the result of an official position with such company” and creates a presumption that an owner of more than 25% of the outstanding voting securities of a company controls the company.  Commission staff has stated that “a company is not ‘controlled primarily’ by an issuer unless (1) the issuer has control over the company within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the degree of the issuer’s control is greater than that of any other person.”(22)

This statement of primary control in Health Communications poses a practical problem for Applicant.  Applicant owns approximately 50% of the outstanding voting securities of GE SeaCo, which entitles it to appoint four members of the GE SeaCo Board.  Since April 2006, GECC, in addition to owning approximately 50% of the outstanding voting securities of GE SeaCo, has held the right to appoint five of the nine members of the GE SeaCo Board.  In connection with a global resolution of disputes between SLC and GECC (embodied in the Framework Agreement) necessary to facilitate the emergence of SCL from chapter 11 (including the establishment of Applicant), SCL confirmed the permanence of GECC’s right to appoint five, to SCL’s right to appoint four, managers to the GE SeaCo Board.  GECC’s right to appoint an additional manager to the GE SeaCo Board is embodied in the Amended and Restated Members’ Agreement and is permanent subject to certain limited exceptions set forth in that agreement.

(22) See Health Communications Servs., Inc., SEC No-Action Letter (Apr. 26, 1985).

Applicant is therefore unable to rely on Rule 3a-1 because it does not primarily control GE SeaCo.

IV.                                FACTORS TO BE CONSIDERED IN GRANTING RELIEF UNDER
SECTION 3(b)(2)

Section 3(b)(2) of the Act allows the Commission to declare that notwithstanding Section 3(a)(1)(C), an issuer is not an investment company if it finds that the issuer is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities directly or through majority-owned subsidiaries or controlled companies conducting similar types of businesses.  The Commission has enumerated five factors that it will consider in determining whether an issuer is primarily engaged in a non-investment business for purposes of granting an application for exemption under Section 3(b)(2).  The Commission has stated that:

Critical to a determination of whether a company is excluded from the definition of investment company by Section 3(b)(2) is whether the company is “primarily engaged” in a non-investment company business.  The determination of a company’s primary engagement is a factual issue concerning the nature of its business.  Relevant criteria for resolving this issue are: (1) the company’s historical development, (2) its public representation of policy, (3) the activity of its officers and directors, (4) the nature of its present assets, and (5) the sources of its present income.(23)

An analysis of the foregoing five factors, as applied to Applicant, is set forth in subparts 1- 5 below.

1.                                      Historical Development.

Applicant, a Bermuda company was formed on August 22, 2008.  Applicant was formed specifically for the primary purpose of engaging in the shipping container leasing

(23) Certain Prima Facie Investment Cos. SEC Release No. IC-10937 (Nov. 13, 1979) [hereinafter cited as Release 10937] (citing Tonopah Mining Co. of Nev., 26 SEC 426 at 427 (1947)).

business through GE SeaCo.  Applicant’s interest in GE SeaCo arose from SCL’s historical interest in GE SeaCo, which was transferred to Applicant as part of the chapter 11 plan of reorganization.  Applicant does not treat its quotas of GE SeaCo as investment assets, but rather as the means through which Applicant operates and controls its primary shipping container leasing business.  Applicant does not intend to invest in any entity as a passive investment or in portfolio securities for short-term profits and will not be a “special situation investment company.”  Applicant conducts and intends to conduct its shipping container leasing business directly, through its wholly-owned subsidiaries, and through its controlled company, GE SeaCo (and to a much lesser extent, its controlled company, GE SeaCo America).

The brief history of Applicant, therefore, strongly supports a characterization of Applicant as a holding company engaged in a shipping containers leasing business, rather than as an investment company.

2.                                      Public Representation of Policy.

Applicant has never held, and does not now hold, itself out as an investment company within the meaning of the Act.  Applicant has not made any public representation that would indicate that Applicant is in any business other than that of operating a shipping container leasing business in selected markets outside the United States, nor will it hold itself out to the public through its annual reports as being engaged in any business other than that of shipping containers.  In fact, with respect to GE SeaCo, Applicant has and intends to consistently report its strategy as participating actively in the operations of GE SeaCo through its GE SeaCo Board representatives, shareholder rights, and substantial information rights.

3.                                      Activities of the Applicant’s Officers, Directors and Employees.

The majority of Applicant’s Board and executive management team have significant experience in the shipping container industry and/or managing turnarounds in the operations of companies emerging from bankruptcy.  None of these individuals spends, or proposes to spend, any material amount of time on behalf of Applicant or GE SeaCo in activities which involve investing, reinvesting, owning, holding, or trading in securities, directly or indirectly through others.  Applicant anticipates that any time spent on such activities by these individuals would be de minimis.  The following chart shows the positions of each of Applicant’s principal officers and directors:

Officers and Directors of Applicant

Name	Position
Jonathan Adams	Chief Executive Officer, Director
Anthony William Brierley	Director
Eugene I. Davis	Director
Andrew G. Evans	Director
Paul M. Leand, Jr.	Director
Theodore Prince	Director
Bradley Eric Scher	Director

Set forth below is additional information about the background, experience, and functions of the officer and directors of Applicant and the managers of GE SeaCo appointed by Applicant.

Jonathan Adams, Chief Executive Officer and Director.  Mr. Adams was appointed as President, Chief Executive Officer and a Director of Applicant in February 2010.  Prior to joining SCL, Mr. Adams served as a Senior Vice President of Houlihan Lokey, an international investment banking firm headquartered in Century City, Los Angeles, California. Mr. Adams was employed by Houlihan Lokey from 2004 to 2009 and was head of its Transportation & Logistics Investment Banking team from 2005 to 2009.  Mr. Adams qualified as a Solicitor of the Supreme Court of England and Wales,

has a MA in Jurisprudence from the University of Oxford and an MBA from City University Business School, London.

Other Members of Applicant’s Board:

Anthony William Brierley.  Mr. Brierley was the Chief Operating Officer for Kroll, Inc. from 2004 to 2008. At Kroll, Mr. Brierley was responsible for operational performance, budgeting, operating procedures and policies and various human resources, information technology and facilities functions.  Prior to his employment at Kroll, Mr. Brierley served as Interim Chief Executive of Flare Group Plc, a supplier to the ceramics industry, from 1999 to 2001.  Mr. Brierley has over 34 years of experience in management and consulting, including 24 years at Arthur Andersen.  Mr. Brierley holds an MA in Natural Sciences from Oxford University and is a Fellow at the Institute of Chartered Accountants in England and Wales.

Eugene I. Davis.  Mr. Davis is the Chairman and Chief Executive Officer of Pirinate Consulting Group, L.L.C. and has held those positions since 1999.  Pirinate is a consulting firm with specialized experience in crisis and turn-around management.  Prior to joining Pirinate, Mr. Davis was the Chief Operating Officer at Total-Tel USA Communications, Inc. and the President and Vice-Chairman of Emerson Radio Corp.  Prior to moving into management, Mr. Davis worked as an attorney specializing in securities offerings, mergers and acquisitions, restructurings and regulatory matters.  Mr. Davis holds a BA in international politics, a Masters in International Affairs, and a JD, all from Columbia University.

Andrew G. Evans.  Mr. Evans recently served as a consultant to the Singamas Group from 2005 to 2008, conducting studies of the tank container market and manufacturing needs.  Prior to his work for Singamas, Mr. Evans spent six years as Managing Director of the Asia Pacific Region of EXSIF Worldwide, Inc.  Mr. Evans has 38 years of experience in sales, marketing, strategic planning and competitive market development, including nine years at Sea Containers America, Inc. as President and 11 years with Sea Containers Services Ltd., most recently as a Vice President of Sales and Marketing.  Mr. Evans was educated in England to the GCE standard and received a UK unlimited Master’s License (the equivalent of a BS in nautical science).

Paul M. Leand, Jr.  Mr. Leand is the Chief Executive Officer and Managing Director of AMA Capital Partners and has been with the company since 1998.  During his time at AMA, Mr. Leand led the development of AMA’s restructuring practice, helping make it one of the preeminent maritime restructuring advisers.  Mr. Leand also has extensive experience in mergers and acquisitions as well as structuring leasing and debt facilities.  Prior to joining AMA, Mr. Leand spent nine years at The First National Bank of Maryland, overseeing their Bank Railroad Division and, later, the International Maritime Division.  Mr. Leand also serves as a director of Ship Finance International Limited.  Mr. Leand holds a BS/BA from Boston University’s School of Management.

Theodore Prince.  Mr. Prince currently serves as the President of Consolidated Chassis Management, LLC and has held this position since 2007.  Consolidated Chassis Management develops and owns chassis pools and is an affiliate of the Ocean Equipment Management Association, Inc.  Mr. Prince has 30 years of experience working in the transportation industry and has held operational and management positions at Conrail, The Rail-Bridge Corporation and “K” Line America, among others.  Mr. Prince is the Chairman of the Intermodal Association of North America and is the Intermodal Vice

Chairman of the U.S. Department of Transportation’s Maritime Transportation System’s National Advisory Council.  Mr. Prince holds a B.S. in economics from the University of Pennsylvania Wharton School and an M.S. in transportation from the University of Pennsylvania Graduate School of Engineering and Applied Science.

Bradley Eric Scher.  Mr. Scher is Managing Member of Ocean Ridge Capital Advisors, LLC, which provides advisory services to underperforming companies.  The services provided include critique of current operations; business plan assessment; development and implementation; strategy development; and development and implementation of improved financial systems.  Prior to joining Ocean Ridge Capital Advisors, Mr. Scher worked for PPM America, Inc., Teachers Insurance and Annuity Association of America, and The Travelers Companies.  Mr. Scher holds a BA in finance and economics from Yeshiva College of Yeshiva University and an MBA from Fordham University Graduate School of Business.

The activities of the Applicant’s Board and its executive management team are to:

(i)                                     Maximize the revenues and profits of the Owned Containers managed by GE SeaCo.  Applicant’s Board and its executive management team do this by monitoring GE SeaCo’s performance and through their legal rights and membership on the GE SeaCo Board, which ensures that the Applicant’s Owned Container fleet is being managed efficiently and effectively.  In addition, Applicant makes decisions with GE SeaCo as to whether the Owned Containers should be repaired, positioned and re-leased, or sold on the open market.

(ii)                                  Working in partnership with GECC it (a) provides strategic direction to GE SeaCo management, (b) provides policies to retrain, recruit and incentivize GE SeaCo management, (c) makes container asset purchase decisions, (d) reviews and sets marketing and credit review policies, (e) oversees IT development and corporate restructuring, and (f) reviews internal control systems and reviews and approves the financial statements.

Four members of Applicant’s Board listed above (Andrew Evans, Eugene Davis, Paul Leand and Bradley Scher, whose appointment is currently awaiting ratification) also serve on the GE SeaCo Board.  These members of Applicant’s Board who also serve on the GE SeaCo Board allocate their time approximately as follows:

Monitoring performance of GE SeaCo operations:  40%

Decision making regarding the Owned Container fleet:  7%

Investor communications:  20%

Management oversight:  13%

Providing strategic direction:  20%

The other members of Applicant’s Board, who serve only on Applicant’s Board (as opposed to also serving on the GE SeaCo Board), allocate their time approximately as follows:

Monitoring performance of GE SeaCo operations:  20%

Decision making regarding the Owned Container fleet:  10%

Investor communications:  30%

Management oversight:  15%

Providing strategic direction:  25%

Applicant works in partnership with GECC to manage a container leasing business through GE SeaCo.  It does this through decision making at regular GE SeaCo board meetings and day-to-day interaction with GECC and GE SeaCo management.

Applicant does not, directly or indirectly, employ securities analysts or engage in the trading of securities for speculative or other purposes.  Applicant’s only executive officer is its Chief Executive Officer, Jonathan Adams.  Jonathan Adams expects to allocate about 10% of his time to the Applicant’s Board matters and 90% of his time as

Chief Executive Officer of the Applicant.  In his capacity as Chief Executive Officer, Mr. Adams expects to allocate his time approximately as follows:

Accountancy:  20%

Bank relationship coordination:  15%

GE SeaCo contractual matters:  10%

Office administration:  10%

Regulatory matters:  5%

Investor communications:  5%

Communications with Applicant’s Board:  20%

Contract management:  10%

Billing and collections:  5%

The management functions of Applicant’s Chief Executive Officer confirm that Applicant is actively conducting its business through GE SeaCo, an operating subsidiary, and that Applicant’s Chief Executive Officer does not spend his time on activities which involve investing, reinvesting, owning, holding, or trading in securities.

In addition to its Chief Executive Officer, Applicant has three staff employees.  Applicant employs only a limited staff because the management of the Owned Containers and various related services are performed by GE SeaCo.  These three employees spend the following approximate percentages of their time on the following activities:

Staff Employee #1:	Accountancy: 50%
Contract management: 40%
Billing and collections: 10%

Staff Employee #2:	Accountancy: 50%
Office administration: 40%
Investor communications: 10%

Staff Employee #3:	Accountancy: 10%
Office administration: 90%

Applicant and the Wholly-Owned Subsidiaries are effectively operated as a unified business.  Therefore, all members of Applicant’s Board also serve as directors of each of the Wholly-Owned Subsidiaries.  Jonathan Adams will serve as Chief Executive Officer of each of the Wholly-Owned Subsidiaries, and Applicant’s three staff employees also function as staff of the Wholly-Owned Subsidiaries.

4.                                      Nature of Present Assets(24)

This factor requires an analysis of the proportion of Applicant’s assets that are attributable to its shipping container leasing business, in relation to any of its assets that are attributable to a business of investing, reinvesting, owning, holding, or trading in securities.  For purposes of such an analysis (as well as an analysis, such as that contained in subpart 5. below, of Applicant’s sources of income), the Commission has indicated that securities issued by companies through which a holding company (such as Applicant) conducts a non-investment company business are not to be considered as “investment” securities, at least if the issuers are controlled by the holding company.(25)

At June 30, 2009, Applicant had total assets on an unconsolidated basis consisting solely of its investment in its direct, wholly-owned subsidiary, SC Finance, valued at $188,769,000.

(24) In addition to the June 30, 2009 financial data and projected financial information about Applicant contained in this subpart 4. (and in subpart 5. below).  There is no meaningful historical financial information for Applicant prior to February 11, 2009 due to its lack of operating history and gaps in the audited financial statements of SCL.

(25) Release 10937, supra at n. 23 and accompanying text.

Given that Applicant is a holding company the primary operations of which are largely conducted through its subsidiaries (including the GE SeaCo joint venture), Applicant’s financial data consolidated with its Wholly-Owned Subsidiaries provides a more accurate picture of the Applicant’s business.  At June 30, 2009, Applicant (together with its subsidiaries(26)) had total assets of approximately $299,018,000, of which $150,045,000 was attributable to GE SeaCo.  When consolidated with the Wholly-Owned Subsidiaries, Investment Securities(27) constituted approximately 62.8% of Applicant’s total assets.

The following table sets forth information about the percentage of the value of the total assets at June 30, 2009 of Applicant and its Wholly-Owned Subsidiaries(28) that was attributable to each of the indicated categories of assets:

% of Value of Total Applicant Assets(29)
Securities Issued by GE SeaCo	50%

Securities issued by SeaCo America	2%

Owned Container Fleet	26%

Amount Receivable from Container Leasing	7%

(26) The subsidiaries of Applicant the assets of which are consolidated with those of Applicant are the Wholly-Owned Subsidiaries.

(27) For purposes of this calculation, securities issued by GE SeaCo, securities issued by GE SeaCo America, the amount due from SCL arising out of the bankruptcy process, restricted cash to service the SeaCo Group’s loan facilities, and cash and cash equivalents for operational purposes were treated as Investment Securities.  The restricted cash and cash equivalents were treated as Investment Securities because some of these amounts may be invested in money market instruments that are not considered to be “cash items” for purposes of Section 3(a)(1)(C) of the Act.

(28) The subsidiaries of Applicant the assets of which are consolidated with those of Applicant are the Wholly-Owned Subsidiaries.

(29) Consistent with the discussion in footnote 20 above, this percentage is based on values determined in compliance with Section 2(a)(41)(A), using a methodology approved by Applicant’s Board.

Amount Due from SCL Arising Out of Bankruptcy Process	1%

Other Assets(30)	2%

Restricted Cash to Service the SeaCo Group’s Loan Facilities	10%

Cash and Cash Equivalents for Operational Purposes	2%

The nature of Applicant’s assets shown in the above table provides convincing support that Applicant is “primarily” engaged in a non-investment company business directly and through GE SeaCo.  Treating the interests in GE SeaCo as an operating asset, Applicant’s remaining Investment Securities constitute less than 5% of its total assets.

5.                                      Sources of Present Income

This factor requires an analysis of the proportion of Applicant’s income that is attributable to its shipping container business, in relation to any of its income that is attributable to a business of investing, reinvesting, owning, holding, or trading in securities.  Applicant has prepared unaudited June 30, 2009 financial statements and projected financial statements for the remainder of 2009 and 2010.  Although the projections have been prepared in good faith and the assumptions underlying the projections are believed by Applicant to be reasonable, it is important to note that Applicant can provide no assurance that such assumptions will be realized.  Audited historical information of Applicant’s business is not available due to its lack of operating history and gaps in the audited financial statements of SCL.

(30) “Other Assets” consist mainly of deferred finance charges.

The tables below set forth the sources of Applicant’s income at June 30, 2009 and the projected sources of Applicant’s income for the remainder of 2009 and 2010 on a consolidated basis.

	Income (June 30, 2009)	% of Value of Total Applicant Income (June 30, 2009)	Investment Income (June 30, 2009)
Equity Interests in GE SeaCo	$6,996,000	32%	—

Revenues on Owned Container Fleet Managed by GE SeaCo	$14,631,000	67%	—

Interest Income on Deposits and Container Finance Leases and SCL Loan	$162,000	1%	1%

Total	$21,789,000	100%	1	%(31)

	Income (Dec. 31, 2009)	% of Value of Total Applicant Income (Dec. 31, 2009)	Investment Income (Dec. 31, 2009)
Equity Interests in GE SeaCo	$10,795,000	25%	—%

Revenues on Owned Container Fleet Managed by GE SeaCo	$30,786,000	72%	—

Interest Income on Deposits and Container Finance Leases and SCL Loan	$1,153,000	3%	3%

Total	$42,734,000	100%	3	%(32)

(31) Even if Applicant were to include its income from GE SeaCo in Investment Income, it would still only constitute 32% of its total income.

(32) Even if Applicant were to include its income from GE SeaCo in Investment Income, it would still only constitute 25% of its total income.

	Income (Dec. 31, 2010)	% of Value of Total Applicant Income (Dec. 31, 2010)	Investment Income (Dec. 31, 2010)
Equity Interests in GE SeaCo	$8,047,000	22%	—%

Revenues on Owned Container Fleet Managed by GE SeaCo	$28,000,000	75%	—

Interest Income on Deposits and Container Finance Leases and SCL Loan	$1,139,000	3%	3%

Total	$37,186,000	100%	3	%(33)

On an unconsolidated basis, Applicant has no or minimal income.  Its only asset is its investment in SC Finance, which receives revenues from Applicant’s other subsidiaries.  SC Finance did not pay any dividends to Applicant as of June 30, 2009 or December 31, 2009, and SC Finance is not expected to pay any dividends to Applicant as of December 31, 2010.

The discussion of Applicant’s income above includes its revenues, which constitute the primary source of its income.  Applicant does not think it is likely that any portion of its projected income attributable to its equity interests in GE SeaCo will be constituted by dividend income.  Rather, Applicant expects all of its projected income attributable to its equity interests in GE SeaCo to be constituted by its share in the revenues of GE SeaCo that are generated by GE SeaCo’s leasing and management of shipping containers.  Applicant does not currently expect to sell its equity interest in GE

(33) Even if Applicant were to include its income from GE SeaCo in Investment Income, it would still only constitute 22% of its total income.

SeaCo and therefore does not expect to have any income attributable to a sale of its equity interest in GE SeaCo.  With respect to the item in the chart above labeled the “Revenues on Owned Container Fleet Managed by GE SeaCo,” “revenues” rather than “income” provides a more accurate picture of Applicant’s business because the Owned Containers do not generate any income aside from the revenues that are generated by GE SeaCo’s leasing and management of the Owned Containers.

The tables below sets forth the sources of Applicant’s expenses at June 30, 2009 and the projected sources of Applicant’s expenses for the remainder of 2009 and 2010 on a consolidated basis.

	Expenses (June 30, 2009)	% of Value of Total Applicant Expenses (June 30, 2009)
GE SeaCo(34)	$5,134,000	33%

Applicant’s Corporate Overhead Costs	$1,869,000	12%

Depreciation on Owned Containers	$4,502,000	29%

(Gain) / Loss on Container Disposals	$310,000	2%

Interest Expense, Finance Charges, F/X, and Taxation	$3,844,000	25%

Total	$15,659,000	100%

(34) Expenses incurred by GE SeaCo to manage Applicant’s fleet, which are then charged to Applicant (repair, storage, positioning, overhead, etc.).

	Expenses (Dec. 31, 2009)	% of Value of Total Applicant Expenses (Dec. 31, 2009)
GE SeaCo(35)	$14,683,000	42%

Applicant’s Corporate Overhead Costs	$3,000,000	9%

Depreciation on Owned Containers	$9,599,000	28%

(Gain) / Loss on Container Disposals	$810,000	2%

Interest Expense, Finance Charges, F/X, and Taxation	$6,697,000	19%

Total	$34,789,000	100%

	Expenses (Dec. 31, 2010)	% of Value of Total Applicant Expenses (Dec. 31, 2010)
GE SeaCo(36)	$15,316,000	52%

Applicant’s Corporate Overhead Costs	$2,400,000	8%

Depreciation on Owned Containers	$7,818,000	27%

(Gain) / Loss on Container Disposals	—	—

Interest Expense, Finance Charges, F/X, and Taxation	$3,720,000	13%

Total	$29,254,000	100%

On an unconsolidated basis, Applicant has no or minimal expenses.  Expenses of the SeaCo group are incurred by the Applicant’s subsidiaries.

(35) Expenses incurred by GE SeaCo to manage Applicant’s fleet, which are then charged to Applicant (repair, storage, positioning, overhead, etc.).

(36) Expenses incurred by GE SeaCo to manage Applicant’s fleet, which are then charged to Applicant (repair, storage, positioning, overhead, etc.).

The income and expense information for Applicant presented in the above totals shows that Applicant’s income and expenses are largely attributable to the business operations of GE SeaCo and that Applicant is not primarily engaged in the business of owning, holding, trading, investing, or reinvesting in securities.  Accordingly, Applicant believes that the sources of Applicant’s present income indicate that Applicant is primarily in the shipping container leasing business.

V.                                    PUBLIC POLICY CONSIDERATIONS

Applicant’s interest in GE SeaCo is not liquid, mobile or readily negotiable.  Applicant directly or indirectly is, and will be, actively and materially involved in the business activities of GE SeaCo.(37)

Nor is Applicant a “special situation” investment company (i.e., a company which takes a controlling position in other issuers primarily for the purpose of making a profit in the sale of the controlled company’s securities).(38)  To the contrary, Applicant conducts and intends to conduct its shipping container leasing business primarily through GE SeaCo by participating in the business through its GE SeaCo Board representation, its position on the audit committee, preparation of the annual budget, and through its significant information rights, as well as by exercising its rights under the applicable agreement to determine whether and when to sell containers in its owned fleet.  These activities require personnel with expertise in the operations and management of an international shipping container leasing business.  The skills and resources required are

(37) Although Applicant has the right to demand registration of its quotas, there are significant limitations on its ability to do so, including an option by GECC to purchase Applicant’s quotas at an appraised value or to force a sale of GE SeaCo.  Furthermore, Applicant currently has no intention to exercise such right.

(38) See Release 10937, supra.

different from those involved in investing, reinvesting and trading in securities of the type owned by investment companies.

The structure of Applicant’s holding in GE SeaCo has developed not from happenstance or any inherent desire to operate GE SeaCo without a primary control interest.  This structure has arisen out of necessity in view of the chapter 11 proceeding, non-U.S. laws, and other reasons.  As a practical matter, Applicant has no choice other than to operate through a structure like that outlined in this Application if it is to effectively pursue its business strategy, as described above.

As explained previously in this Application, Applicant does not believe it can do this if it were to become subject to regulation under the Act or if it had to structure and conduct itself in a manner that avoids such regulation without obtaining an order under Section 3(b)(2).  Applicant’s primary business of operating and leasing shipping containers is conducted through GE SeaCo, and it is only through GE SeaCo’s operations that Applicant’s Owned Containers generate revenue.  As described herein, as a result of the legal proceedings, including chapter 11 proceedings, in which GE SeaCo has been involved, GECC retains the right to appoint five out of nine members of the GE SeaCo Board permanently subject to certain limited exceptions set forth in the Amended and Restated Members’ Agreement.  The result of this permanent right is that Applicant does not “primarily control” GE SeaCo for purposes of relying on Rule 3a-1 and therefore needs to consider GE SeaCo securities as “Investment Securities” for purposes of determining Applicant’s status under the Act.  Applicant cannot restructure its business to otherwise except itself from the coverage of the Act without jeopardizing the purpose and objectives of the chapter 11 plan of reorganization described herein.  Furthermore, without the requested relief it would be extremely difficult for Applicant to obtain the financing it needs to pursue its container operating and leasing business as described herein because of the regulatory restrictions that would be imposed by the Act.

VI.           PROCEDURAL MATTERS

Communications concerning this Application should be directed to:

Jonathan Adams

SeaCo Ltd.
22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX
Bermuda

Scott A. Moehrke, P.C.
Kirkland & Ellis LLP
300 N. LaSalle Street
Chicago, IL 60654
(312) 862-2000

Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of Applicant.

The resolutions and statement of authority required under Rule 0-2(c) of the Act are attached hereto as Exhibit A.

The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit B.

VII.         RELIEF REQUESTED AND PRECEDENT

For the foregoing reasons, Applicant submits that it qualifies for an order under Section 3(b)(2) of the Act, and requests that the Commission issue an order under Section 3(b)(2) declaring that Applicant is primarily engaged directly, through majority-owned subsidiaries, and through a controlled company in a business other than that of investing, reinvesting, owning, holding or trading in securities.

The requested relief is well precedented.  The Commission has issued a number of Section 3(b)(2) Orders in the context of a minority interest in a joint venture.  Among the numerous precedents that could be cited, one is particularly relevant: UIH Latin Am., Inc., 1940 Act Release Nos. 23367 (Jul., 30, 1998) (Notice) and 23399 (Aug. 25, 1998) (Order) (pertaining to a holding company organized under United States law and, through certain other entities, operating the Latin American portion of a non-U.S. telecommunications business of the larger U.S. organization of which it was a part).  See also, CITIC Pac. Ltd., 1940 Act Release Nos. 1C-21282 (Aug. 15, 1995) (Notice) and IC-21345 (Sept. 12, 1995) (Order); AirTouch Communications, Inc., 1940 Act Release Nos. 24294 (Feb. 23, 2000) (Order) 24271 (Jan. 28, 2000) (Application); Russian Telecomms. Dev .. Corp., 1940 Act Release Nos. 25298 (Nov. 26, 2001) (Order) 25249 (Oct. 31, 2001) (Application).

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Applicant has caused this Amendment No. 1 to the Application to be duly signed on the 4th day of March, 2010.

SEACO LTD.

By	/s/ Jonathan Adams
Name: Jonathan Adams
Title: Chief Executive Officer

Exhibit A

CERTIFICATE OF SECRETARY
OF
SEACO LTD.

The undersigned, Jonathan Adams, the duly appointed Chief Executive Officer of SeaCo Ltd., a Bermuda limited company (the “Company”), hereby certifies that, as Chief Executive Officer, he is authorized to execute this Certificate on behalf of the Board of Directors of the Company and that the resolutions set forth below were duly adopted by the Board of Directors of the Company on February 10, 2009 and that such resolutions are in full force and effect on the date hereof:

IT IS HEREBY RESOLVED that:

(A)          the Company, after the Effective Date(39), shall rely upon a temporary exemption from the Investment Company Act provided by Rule 3a-2 under the Investment Company Act (the “Rule 3a-2 Exemption”) for no longer than one year;

(B)           the Company, at the Effective Date and thereafter, shall be engaged primarily in the business of managing and leasing marine shipping containers;

(C)           any Authorised Signatory(40), for and on behalf of the Company be, and hereby is, authorised and directed to prepare (as it pertains to the Company), execute and file with the SEC as soon as practicable, on behalf of the Company, the §3(b)(2) Application and any amendments thereto in the form approved by such officer;

(D)          Authorised Signatory, for and on behalf of the Company be, and hereby is, authorised and directed to execute and deliver the §3(b)(2) Application, together with any amendments thereto and any other agreements, certificates or other instruments relating thereto, on behalf of the Company, and to take any and all action as may be necessary or appropriate on behalf of the Company to obtain the exemptive relief contemplated by the §3(b)(2) Application; and

(E)           in order to fully carry out the intent and effectuate the purposes of the foregoing resolutions, any Authorised Signatory be, and each hereby is, authorized to take all such further actions, and to execute and deliver all such further agreements, instruments, documents or certificates, in the name and on behalf of the

(39) Pursuant to the definition of “Effective Date” set forth in the chapter 11 plan of reorganization, the “Effective Date” for purposes of these resolutions is February 11, 2009.

(40) “Authorised Signatory” as used herein means any director of the Company, officer of the Company and/or duly appointed attorney-in-fact.

Company, and to pay all such fees and expenses, which shall in their judgment be necessary, proper or advisable and to perform all of the obligations of the Company.

* * *

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Secretary solely on behalf of the Company and not as an individual as of the 4th day of March, 2010.

/s/ Jonathan Adams
Name: Jonathan Adams
Title: Chief Executive Officer

Exhibit B

Verification

The undersigned states that he has duly executed the attached Amendment No. 1 to the application dated March 4, 2010 for and on behalf of SeaCo Ltd., a Bermuda limited company (the “Company”); that he is the Chief Executive Officer of the Company; and that all action by stockholders, directors, and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jonathan Adams

Jonathan Adams, Chief Executive Officer